MILESTONE INTERNATIONAL, CORP.

9 Tankovaya Street, Ste. 2

Kaliningrad, Russia, 236038

Telephone +40312210477

E-mail: milestoneinternationalcorp@gmail.com

April 2, 2014

Ms. Wray and Mr. Shuman

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Milestone International, Corp.

       Amendment No.5 to Registration Statement on Form S-1

       Filed on March 6, 2014

       File No. 333-190726

Dear Ms. Wray and Mr. Shuman:

Further to your phone conversation with W. Scott Lawler on March 31, 2014 concerning the deficiencies in Amendment No. 5 to Registration Statement on Form S-1 filed on March 6, 2014 we revised the risk factor as requested:

“If we are considered a "shell company," the tradability of our shares will be limited.

If we are considered a "shell company" within the meaning of Rule 12b-2 pursuant to the Securities Exchange Act of 1934 and Rule 405 pursuant to the Securities Act of 1933, the ability of holders of our common stock to sell their shares may be limited by applicable regulations. If we are deemed a shell company, as a result of such classification, our investors would not be allowed to rely on the "safe harbor" provisions of Rule 144, promulgated pursuant to the Securities Act of 1933, so as not to be considered underwriters in connection with the sale of our securities until one year from the date that we would cease to be a shell company. In such event, this would likely make it more difficult for us to attract additional capital through subsequent unregistered offerings because purchasers of securities in such unregistered offerings will not be able to resell their securities in reliance on Rule 144, a safe harbor on which holders of restricted securities usually rely to resell securities. Additionally, we would not be able to register our securities on Form S-8 (an abbreviated form of registration statement). We can provide no assurance or guarantee that we will not be considered a shell company and, accordingly, we can provide no assurance or guarantee that there will be a liquid market for our shares. Resultantly, investors would not be able to sell their shares and may lose their entire investment.”

Please direct any further comments or questions you may have to the company at milestoneinternationalcorp@gmail.com or W. Scott Lawler 4960 S. Gilbert Ave., Ste. 1-11 Chandler, AZ 85249 tel: (602) 466-3666, e-mail address  WSL@boothudall.com

Thank you.

Sincerely,

/S/ Yahor Bryshtsel

Yahor Bryshtsel, Director